Exhibit 99.1

Borr Drilling Limited - Mandatory notification of trades

Reference is made to Borr Drilling Limited's ("Borr Drilling") (NYSE: “BORR”, OSE: “BDRILL”) stock exchange announcements of September 30, 2020, relating to the successfully completed equity offering through the subscription and allocation of 51,886,793 new depositary receipts (the "Offer Shares"), representing the beneficial interests in the same number of the Borr Drilling's underlying common shares, each at a subscription price of USD 0.53 per Offer Share, equivalent to NOK 5.01 per Offer Share (the “Subscription Price”), raising gross proceeds of USD 27.5 million (the “Equity Offering”). The Offer Shares will be listed on Oslo Stock Exchange.

The following primary insiders of Borr Drilling have subscribed for and been conditionally allocated the following Offer Shares at the Subscription Price:

Companies affiliated with Director and Vice Chairman Tor Olav Trøim: 4,579,377 Offer Shares. After delivery, Trøim and his affiliated parties will represent an ownership in Borr Drilling of 14,210,719 shares in the Company, or 6.8% of the outstanding shares.

Patrick Schorn, Chief Executive Officer of Borr Drilling: 981,000 Offer Shares. After delivery, Mr. Schorn will own 1,000,000 shares in the Company.

Paal Kibsgaard, Chairman of the Borr Drilling’s Board of Directors: 120,000 Offer Shares. After delivery, Kibsgaard will own 452,069 shares in the Company.

September 30, 2020
Hamilton, Bermuda

This information is subject to disclosure requirements pursuant to Sections 4-2 and 5-12 of the Norwegian Securities Trading Act.